Mail Stop 0305
      April 29, 2005


Harry Wachtel
Chief Executive Officer
6413 Congress Avenue, Suite 260
Boca Ranton, Florida 33487


Re:	AutoInfo, Inc
	Form S-2 filed March 31, 2005
	File No. 333-123710

Form 10-K for the year ended December 31, 2004
File No. 1-11497

Dear Mr. Wachtel:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please incorporate all comments issued below where applicable to the company`s Form 10-KSB in future filings.





Form S-2
General

2. In an appropriate place in the prospectus, please disclose the material terms of the stock purchase agreement between Kinderhook Partners, LP and AutoInfo Inc. and the registration rights agreement between Kinderhook Partners, LP, Vinodray Shah and/or their affiliates and AutoInfo, Inc. In addition, supplementally tell us whether the Purchasers under the registration rights agreement have completed the purchase of all 750,000 shares of AutoInfo common stock.

3. Please provide the information required under Item 10 of Form
S-2.
In this regard we note the disclosure in Exhibit 5.1.

Cover Page
4. Please identify the selling stockholders here and in the summary, or otherwise, provide a cross-reference to this information in the prospectus.

5. It is not clear from your disclosure the formula or method selling shareholders will use to calculate the price offered for their shares of AutoInfo common stock. Please revise to briefly clarify how the prices will be determined at the time of each sale and who will determine the price.

6. Supplementally advise what you mean by "volume limitations imposed under the Securities Act."

Prospectus Summary, page 3

7. Please revise to disclose your net income for the last fiscal year.
8. It appears that the disclosure under the subheadings "Business overview" and "Strategy" merely repeats information that appears later in the prospectus. The summary should be a concise and straightforward discussion of the most material aspects of your company and your offering. We suggest that you revise these sections for brevity and balance.

9. Consider revising your disclosure to define "non-asset based."
The meaning of this phrase is not immediately clear from the context.

10. We note on page 4 that you provided both the web address of your company and your wholly-owned subsidiary. However, we also note on page 27 that you provided only the web address of your subsidiary. Please revise to clarify the web addresses that provide investors company information or advise why no revision is necessary.

11. Please advise us of the reason for "unless otherwise stated" when disclosing your assumption of not exercising the outstanding options immediately before the offering, as indicated in footnote 1 on page
4.

Risk Factors, Page 6

12. Please revise the risk factor headings so that they are more prominent than the rest of the text.

Continued expansion of our business operations is uncertain, page
6

13. The first bullet point in this risk factor seems to suggest that
the success of Sunteck`s continued expansion could adversely affect
your future operating results.   Revise to clarify the specific
risk
that uncertain continued expansion may have on your business operations or advise why no revision is necessary.

Control of customer accounts, page 6
14. Please revise the heading to clearly state the risk.

We have limited marketing and sales capabilities, page 7

15. It is not clear from your disclosure why you currently have limited sales and marketing capabilities. Please briefly explain the reason in this risk factor. In addition, disclose your current sales and marketing capabilities here or other appropriate section in your prospectus.

Liquidity on the OTC bulletin board is limited, page 9

16. Briefly explain why AutoInfo does not meet the requirements to have its common stock listed on a stock exchange or an automated quotation system.

Management`s Discussion and Analysis of Financial . . ., page 14
General

17. Describe your plan of operation for the next twelve months.
Specifically address how long you can satisfy your cash
requirements
and indicate whether you will have to raise additional funds in the
next twelve months.   See Item 303(a) of Regulation S-B.

Cautionary statement identifying important factors, page 14

18. Since the safe harbor for forward-looking information does not apply to penny stock companies like yours, either remove the statutory references or revise to clarify that it does not apply to your company and this prospectus. Refer to Section 27A of the Securities Act.


Results of Operations, page 16
19. Pursuant to FRR-72, please revise MD&A disclosures to include a discussion where changes in your results of operations are attributed to more than one factor, please revise to quantify the impact of each factor where practicable. For example, you state that the increase in revenues is the direct result of the continued expansion of your agent network and customer base. Additionally, regarding disclosure of known trends, events, demands, commitments, and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance, expand your discussion in future filings on the reasons for the increase including noting whether the increase is due to an increase in the volume of shipments/contracts, the dollar amount of the shipments/contracts, and/or contract type, and whether this is a trend that is expected to continue.

Business, page 22
Strategy, page 22

20. To the extent practicable, revise this section to disclose how this strategy is working. For example, consider disclosing how you have been able to expand your affiliations with independent sales agents. In addition, please explain the type of "internal expansion" you have made to your business operations.

The industry, page 22

21. We note on page 23 the various experience of sales representatives in your industry. Consider disclosing the experience of the sales representatives that you are affiliated with in an appropriate place in the Business section. In addition, quantify the number of your sales representatives with limited experience, if material.

Risk and liability, page 26
22. We note your disclosure that you are liable for loss or damage to customer`s freight in your contract carrier services line of business. Please tell us how you account for such losses and quantify any significant charges recorded to date.

Company background, page 26

23. Consider moving this section to the front of the Business section.

Properties, page 27

24. We note you have leases for your executive offices in Florida
and
operating office in North Carolina.  However, we also note on page
22
that you have 12 regional operating centers providing brokerage services and 7 regional operating centers providing contract carrier services. Supplementally explain why these regional operating centers are not discussed here. Refer to Item 102 of Regulation S-B.
Executive Compensation, page 32

25. Please revise the table so that it includes any options
granted
during 2002 and 2003, if any.   We note your disclosure that there
were not options granted to executives during 2004.  See Item
402(c)
of Regulation S-B.

Certain Relationships and Related Transactions, page 34

26. Please disclose the identity of the related parties that provided the $575,000 financing in December 2000.

Security Ownership of Certain Beneficial Owners and Management,
page
35

27. We note that Mr. Wachtel has been granted voting rights pursuant to voting proxy agreements with Mr. Weiss and Mr. Wunderlich. Please describe the material terms of the voting proxy agreements in an appropriate place in the prospectus and file the voting proxy agreements as a material contract to this registration statement.

Selling Stockholders, page 38

28. Please add disclosure that each of the selling shareholders may be deemed an underwriter.

29. Consider including a discussion of how the shares were acquired by selling shareholders in this section.

30. For each selling stockholder, please distinguish between the amount of common stock currently held, and the number of shares that may be purchased upon exercise of warrants or options, preferably in a footnote.

31. Please disclose the address of the selling shareholder.

32. Supplementally advise us as to whether any selling stockholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution
33. Please revise the first full paragraph on page 39 to clarify that any broker-dealers who participate in the sale of shares "are" underwriters.

Where You Can Find More Information, page 40
34. We note that statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete and are qualified in all respects by the actual contents of the contract or other documents. You may refer readers to the related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

35. Please revise to disclose you have filed a Form S-2 relating to the offering of common stock. The current disclosure states that you have filed a Form S-1 in connection with the offering of units.

36. Consider consolidating this section with "Available information" on page 27, as it is duplicative of the information disclosed there under.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3
37. We note that your accounts receivable balance nearly doubled, from $4.8 million to $9.6 million during the year ended December 31,
2004. We also note that the reserve for uncollectible accounts did not change over the prior two years. Please supplementally provide us with a rollforward of the activity in the reserve account for each period for which an income statement has been presented and provide an explanation which evaluates your assessment of the adequacy of the accounts receivable reserve at December 31, 2004.

Consolidated Statements of Stockholder`s Equity, page F-5
38. We note that you granted certain shares of common stock to non-employees in return for services rendered during 2004. Please tell us why the caption "Other Capital" was used to present this issuance when it appears that these are issuances of common stock. Additionally, consider the guidance of FAS 123, paragraphs 46 - 48 when preparing disclosures related to this issuance of stock to non-employees in this filing. It is unclear as to:

* the nature of the arrangement for which the stock was issued,
* the exercise price,
* terms under which the shares vest,
* and how the shares were valued for inclusion in the financial statements.

Consolidated Statements of Cash Flows, page F-6
39. Please state separately the non-cash changes in accounts receivable due to changes in the allowance for doubtful accounts, if any. See paragraph 132 of FAS 95 for guidance.
40. We note from your disclosure on page 19 that certain convertible debentures were converted into 2.3 million shares of common stock. We also note that you have included an increase to cash from financing activities related to this conversion of $575,000. It does not appear that you received cash from this conversion and therefore, no amounts should be shown as received in the cash flow statement. Rather it would appear that this conversion should be presented as a non-cash item in the supplemental schedule supporting the cash flow statement.
Please clarify the nature of the conversion and if our understanding is correct, please revise this presentation. Alternatively, tell us clearly how you received $575,000 in cash from this conversion.

Notes to the Consolidated Financial Statements
Revenue Recognition, page F-8
41. We note your disclosure of some of the gross vs. net indicators of EITF Issue 99-19 and your conclusion that revenue should be reported on a gross basis. We also note in your MD&A, under the Results of Operations subheading, that you consider your net revenues as the primary indicator of your ability to source, add value, and resell services and are considered to be the measurement of growth for your company. Please describe for us, supplementally and in detail, your analysis of all of the gross vs. net indicators of EITF
Issue 99-19 and how you determined that your revenues should be reported on a gross basis. The indicators considered most important in determining this method of revenue recognition should be noted in your response. Address your contract carrier activities separately in your response.

Note 4 - Income taxes, page F-11
42. The reduction in the valuation allowance is material and represents approximately 60% of your net income for each of the two years presented. Please describe for us, supplementally and in detail, how you determined that the reductions in the deferred tax valuation allowance are reasonable and the quantitative changes in your forecasts that support these amounts.

Note 6 - Stockholders` Equity , pages F-12 and F-13
43. For options outstanding as of the latest balance sheet date, please also disclose the range of exercise prices and the weighted average contractual life as required by paragraph 48 of SFAS 123. In addition, revise to comply with the disclosure requirements of paragraph 47d of the statement.

Undertakings

44. We note that you have furnished the undertakings under Item
512(f). Supplementally tell us what information you are omitting in reliance on Rule 430A.



*****


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Perdue at (202) 551-3303 or Margery Reich, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3348 with any other questions.


      Sincerely,



      Jennifer G. Williams
      Special Counsel


cc:	Via Facsimile (212) 838-9190
	Kenneth S. Rose, Esq.
	Morse, Zelnick, Rose & Lander, LLP


??

??

??

??

AutoInfo, Inc.
Page 1